UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 16, 2025, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), issued a press release announcing the signing of a Subscription and Shareholders Agreement (the “Joint Venture Agreement”) relating to a joint venture with Alien Energy (Proprietary) Limited, a private limited liability company incorporated in the Republic of South Africa, and certain other updates. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of certain parties to the Joint Venture Agreement and certain third parties to enter into certain required additional agreements relating to the Fairfield Project and other projects contemplated by the Joint Venture Agreement; the ability of the parties to the Joint Venture Agreement to obtain all necessary regulatory and other consents and approvals in connection with the contemplated transactions; the ability of the Company to satisfy its financing commitments under the Joint Venture Agreement; counterparty performance under the steam supply agreement; the availability and pricing of biomass feedstock; uncertainty around verification and monetization of carbon credits; the ability of the projects contemplated by the Joint Venture Agreement to generate the expected free cash flow necessary for the Company’s loan under the Joint Venture Agreement to be repaid and to generate returns in connection with each project under the Joint Venture Agreement; uncertainties of the impact of certain governance procedures and relative rights under the Joint Venture Agreement and other governing documents and laws, some of which may require the cooperation of the parties or their representatives with respect to matters relating to the projects contemplated by the Joint Venture Agreement; macroeconomic risks relating to currency exchange rates, inflation rates, interest rates, or other potentially disruptive factors; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press Release dated October 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: October 16, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer